Reliance
Industries Limited

RECEIVED
2008 OCT -6 P 2:04
FICE OF INTERNATIONAL CORPORATE FINANCE

October 03, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance [redacted]
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

08005207

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documentsfiled with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 36	October 03, 2008	Media Release titled "Reliance wins Golden Peacock Award for Excellence in Corporate Governance 2008"
2.	Clause 36	October 03, 2008	Media release regarding allotment of 12 crore equity shares of Rs.10 each to the promoter group companies
3.	Clause 36	October 03, 2008	Intimation regarding allotment of 12,00,00,000 fully paid up equity shares of Rs.10 each to the promoter group companies
4.	Reg 7(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 ("SAST")	October 03, 2008	Disclosure under Regulation 7(3) of SAST
5.	Reg 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 ("PITR")	October 03, 2008	Disclosure under Reg.13(6) of PITR

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Mahavir Lunawat
Assistant Company Secretary

Encl : a/a

PROCESSED
OCT 08 2008
THOMSON REUTERS

SUPPL

Reliance
Industries Limited

October 3, 2008

The Secretary
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Fort,
Mumbai 400001
Fax No. 22723121/22722037
Scrip Code: 500325

The Secretary
The National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G,
Bandra Kurla Complex, Bandra (East)
Mumbai 400051
Fax No. 26598237/2698238
Symbol: RELIANCE EQ

Dear Sirs,

Sub. : Disclosure in terms of Regulation 13(6) of the Securities of and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

We have received five disclosures under Regulation 13(1) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, today.

The above disclosures are enclosed in the prescribed format, as required under Regulation 13(6) of the Regulations.

Kindly acknowledge receipt.

Thanking You,

Yours faithfully,
For **Reliance Industries Limited**

K. Sethuraman
Authorised Signatory

Encl.: a/a

FORM A

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (1) and (6)

Regulation 13(1) – Details of Acquisition of 5% or more shares in a listed company

Name & address of shareholder with telephone number	Shareholding prior to acquisition	No. & % of shares/ voting rights acquired*	Receipt of allotment advice / ~~acquisition of shares~~ (specify)	Date of intimation to company	Mode of acquisition on (market purchase/ public/ rights/ preferential offer etc.)	No. & % of shares/ voting rights post-acquisition*	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value
Bhumika Trading Private Limited 147, Atlanta, 14th Floor, Nariman Point, Mumbai-400021	6 14 15 983 4.52%	1 72 00 000 0.79%	03.10.2008	03.10.2008	Allotment on exercise of option attached to the warrants issued on preferential basis	7 86 15 983 5.31%	Not Applicable	Not Applicable	1 72 00 000	2411 44 00 000
Total	6 14 15 983 4.52%	1 72 00 000 0.79%				7 86 15 983 5.31%			1 72 00 000	2411 44 00 000

For Bhumika Trading Private Limited

Sandeep Tandon

Authorised Signatory

Place : Mumbai
Date : 03.10.2008

* Voting rights have been calculated based on the Target Company's capital on which voting rights can be exercised.

FORM A

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (1) and (6)

Regulation 13(1) – Details of Acquisition of 5% or more shares in a listed company

Name & address of shareholder with telephone number	Shareholding prior to acquisition	No. & % of shares/ voting rights acquired*	Receipt of allotment advice / ~~acquisition of shares~~ (specify)	Date of intimation to company	Mode of acquisition on (market purchase/ public/ rights/ preferential offer etc.)	No. & % of shares/ voting rights post-acquisition*	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value
Eklavya Mercantile Private Limited 147, Atlanta, 14th Floor, Nariman Point, Mumbai-400021	6 13 37 013 4.51%	1 73 00 000 0.81%	03.10.2008	03.10.2008	Allotment on exercise of option attached to the warrants issued on preferential basis	7 86 37 013 5.32%	Not Applicable	Not Applicable	1 73 00 000	2425 46 00 000
Total	6 13 37 013 4.51%	1 73 00 000 0.81%				7 86 37 013 5.32%			1 73 00 000	2425 46 00 000

For Eklavya Mercantile Private Limited

Sandeep Tandon

Authorised Signatory

Place : Mumbai
Date : 03.10.2008

* Voting rights have been calculated based on the Target Company's capital on which voting rights can be exercised.

FORM A

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (1) and (6)

Regulation 13(1) – Details of Acquisition of 5% or more shares in a listed company

Name & address of shareholder with telephone number	Shareholding prior to acquisition	No. & % of shares/ voting rights acquired*	Receipt of allotment advice /. ~~acquisition of shares~~ (specify)	Date of intimation to company	Mode of acquisition on (market purchase/ public/ rights/ preferential offer etc.)	No. & % of shares/ voting rights post-acquisition*	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value
Bahar Trading Private Limited 147, Atlanta, 14th Floor, Nariman Point, Mumbai-400021	4 41 47 728 3.25%	3 45 00 000 2.06%	03.10.2008	03.10.2008	Allotment on exercise of option attached to the warrants issued on preferential basis	7 86 47 728 5.32%	Not Applicable	Not Applicable	3 45 00 000	4836 90 00 000
Total	4 41 47 728 3.25%	3 45 00 000 2.06%				7 86 47 728 5.32%			3 45 00 000	4836 90 00 000

For Bahar Trading Private Limited

Sandeep Tandon

Authorised Signatory

Place : Mumbai
Date : 03.10.2008

* Voting rights have been calculated based on the Target Company's capital on which voting rights can be exercised.

FORM A

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (1) and (6)

Regulation 13(1) – Details of Acquisition of 5% or more shares in a listed company

Name & address of shareholder with telephone number	Shareholding prior to acquisition	No. & % of shares/ voting rights acquired*	Receipt of allotment advice / ~~acquisition of shares~~ (specify)	Date of intimation to company	Mode of acquisition on (market purchase/ public/ rights/ preferential offer etc.)	No. & % of shares/ voting rights post-acquisition*	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value
Ekansha Enterprise Private Limited 147, Atlanta, 14th Floor, Nariman Point, Mumbai-400021	6 13 36 240 4.51%	1 63 00 000 0.74%	03.10.2008	03.10.2008	Allotment on exercise of option attached to the warrants issued on preferential basis	7 76 36 240 5.25%	Not Applicable	Not Applicable	1 63 00 000	2285 26 00 000
Total	6 13 36 240 4.51%	1 63 00 000 0.74%				7 76 36 240 5.25%			1 63 00 000	2285 26 00 000

For Ekansha Enterprise Private Limited

Sandeep Tandon

Authorised Signatory

Place : Mumbai
Date : 03.10.2008

* Voting rights have been calculated based on the Target Company's capital on which voting rights can be exercised.

FORM A

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (1) and (6)

Regulation 13(1) – Details of Acquisition of 5% or more shares in a listed company

Name & address of shareholder with telephone number	Shareholding prior to acquisition	No. & % of shares/ voting rights acquired*	Receipt of allotment advice / ~~acquisition of shares~~ (specify)	Date of intimation to company	Mode of acquisition on (market purchase/ public/ rights/ preferential offer etc.)	No. & % of shares/ voting rights post-acquisition*	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value
Anumati Mercantile Private Limited 147, Atlanta, 14th Floor, Nariman Point, Mumbai-400021	4 31 13 407 3.17%	3 47 00 000 2.09%	03.10.2008	03.10.2008	Allotment on exercise of option attached to the warrants issued on preferential basis	7 78 13 407 5.26%	Not Applicable	Not Applicable	3 47 00 000	4864 94 00 000
Total	4 31 13 407 3.17%	3 47 00 000 2.09%				7 78 13 407 5.26%			3 47 00 000	4864 94 00 000

For Anumati Mercantile Private Limited

Sandeep Tandon

Authorised Signatory

Place · Mumbai
Date . 03.10.2008

* Voting rights have been calculated based on the Target Company's capital on which voting rights can be exercised.

October 3, 2008

The Secretary
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Fort,
Mumbai 400001
Fax No. 22723121/22722037
Scrip Code: 500325

The Secretary
The National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G,
Bandra Kurla Complex, Bandra (East)
Mumbai 400051
Fax No. 26598237/2698238
Symbol: RELIANCE EQ

Dear Sirs,

Sub. : Disclosure in terms of Regulation 7(3) of the Securities of and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

We have received a disclosure under Regulation 7(1A) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 today

The requisite disclosure under Regulation 7(3) of the Regulations is enclosed in the prescribed format.

Kindly acknowledge receipt.

Thanking You,

Yours faithfully,
For **Reliance Industries Limited**

K. Sethuraman
Authorised Signatory

Encl.: a/a

Format for disclosure of details of acquisition to Stock Exchanges by target company, in terms of Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 {Regulations}

Name of the Target company	Reliance Industries Limited	
Date of reporting	October 3, 2008	
Names of the stock exchanges where the shares of the target company are listed	Bombay Stock Exchange Limited National Stock Exchange of India Limited	
Details of the acquisition/ sale received in terms of Reg. 7(1) and 7(1A)		
Names of the acquirers/ sellers and PACs with them	**Acquirers as under and PACs as per Annexure A** Bhumika Trading Private Limited Anumati Mercantile Private Limited Bahar Trading Private Limited Ekansha Enterprise Private Limited Eklavya Mercantile Private Limited	
Date of Acquisition ~~/ sale~~	October 3, 2008	
Date of receipt of intimation of allotment by acquirer~~/ seller~~	Not Applicable	
Mode of acquisition (e.g. open market//public issue/ rights issue/ preferential allotment/ interse transfer etc).	Allotment on exercise of option attached to the warrants issued on preferential basis	
Mode of sale (e.g. open market/ MOU/ off market etc.)	Not Applicable	
Particulars of acquisition/ sale	**Number**	**% w.r.t. total paid up capital of Target Company**
a) ~~Shares /~~ Voting rights (VR) of the acquirer~~/ seller~~ before acquisition~~/ sale~~	**Annexure B**	
b) ~~Shares~~/ Voting rights acquired ~~/ sold~~		
c) ~~Shares /~~ VR of the acquirer~~/ seller~~ after acquisition~~/ sale~~		
~~Paid up capital/~~ total voting capital of the target company before the said acquisition	Rs. 1359,59,58,460*	
~~Paid up capital/~~ total voting capital of the target company after the said acquisition	Rs. 1479,59,58,460*	

*** Excludes 9,41,91,710 shares held by RIL Subsidiaries, viz. Reliance Chemicals Private Limited, Reliance Polyolefins Private Limited, Reliance Universal Enterprises Private Limited, Reliance Aromatics and Petrochemicals Private Limited, Reliance Energy and Project Development Private Limited, Reliance Petroinvestments Limited, Reliance Global Commercial Limited and Reliance Universal Commercial Limited, out of RIL paid-up capital on which no voting rights are exercisable by the said Subsidiaries.**

Note:1. The disclosure shall be made within 7 days of receipt of information u/r 7(1) & 7(1A).

For Reliance Industries Limited

K. Sethuraman
Authorised Signatory
Place : Mumbai
Date : October 3, 2008

Annexure A

Names of Persons Acting in Concert ('PACs')

A. **Individuals**

1 Shri.M D Ambani
2 Smt.K D Ambani
3 Smt.Nita Ambani
4 Shri Akash M Ambani
5 Shri Anant M Ambani
6 Ms.Isha M Ambani

B. **Bodies Corporate**

1 Aavaran Textiles Private Limited
2 Amur Trading Private Limited
3 Anumati Mercantile Private Limited
4 Bahar Trading Private Limited
5 Bhumika Trading Private Limited
6 Deccan Finvest Private Limited
7 Ekansha Enterprise Private Limited
8 Eklavya Mercantile Private Limited
9 Farm Enterprises Limited
10 Fidelity Shares and Securities Private Limited
11 Hercules Investments Private Limited
12 Jagdanand Investments and Trading Company Private Limited
13 Jagdishvar Investments and Trading Company Private Limited
14 Jogiya Traders Private Limited
15 Kankhal Investments and Trading Company Private Limited
16 Kardam Commercials Private Limited
17 Kedareshwar Investments and Trading Company Private Limited
18 Krish Commercials Private Limited
19 Kshitij Commercials Private Limited
20 Madhuban Merchandise Private Limited
21 Nikhil Investments Company Private Limited
22 Nityapriya Commercials Private Limited
23 Ornate Traders Private Limited
24 Pams Investments and Trading Company Private Limited
25 Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)
26 Priyash Commercials Private Limited
27 Real Fibres Private Limited
28 Reliance Consolidated Enterprises Private Limited
29 Reliance Consultancy Services Private Limited
30 Reliance Industrial Infrastructure Limited
31 Reliance Life Sciences Private Limited
32 Reliance Welfare Association
33 Sanatan Textrade Private Limited
34 Silvassa Hydrocarbons and Investments Private Limited
35 Synergy Synthetics Private Limited
36 Terene Industries Private Limited
37 Tresta Trading Private Limited
38 Vita Investments and Trading Company Private Limited

Annexure B

Details of acquisitions as follows		No. of shares*	% with respect to total paid-up capital* of Target Company
a) Voting rights (VR) before acquisition under consideration	Acquirer	27,13,50,371	19.96
	PACs	37,94,07,793	27.90
	Sub Total	**65,07,58,164**	**47.86**
b) Voting rights acquired	Allotment on exercise of option attached to the warrants	12,00,00,000	4.23
c) VR after acquisition		77,07,58,164	52.09

*** Voting rights have been calculated based on the Target Company's capital on which voting rights can be exercised.**

Reliance
Industries Limited

RECEIVED
2008 OCT -6 P 2: 14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

October 3, 2008

The Secretary
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Fort,
Mumbai 400001
Fax No. 22723121/22722037
Scrip Code: 500325

The Secretary
The National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G,
Bandra Kurla Complex, Bandra (East)
Mumbai 400051
Fax No. 26598237/2698238
Symbol: RELIANCE EQ

Dear Sirs

Sub: Allotment of Shares as per terms and conditions of warrants

We wish to inform that the Company has allotted 12,00,00,000 fully paid up equity shares of Rs. 10 each to the warrant holders on exercise of option attached to the warrants.

Thanking you,

Yours faithfully,

For **Reliance Industries Limited**

K. Sethuraman
Authorised Signatory

Copy to:

1. National Securities Depository Limited
   Trade World, 'A 'wing, 4th & 5th Floors
   Kamala Mills Compound,
   Lower Parel, Mumbai 400 013
2. Central Depository Services (India) Limited
   Phiroze Jeejeebhoy Marg
   16th Floor, Dalal Street,
   Mumbai 400 023
3. Luxembourg Stock Exchange

Reliance
Industries Limited

October 3, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: 500325

Trading Symbol: "RELIANCE EQ"

Dear Sirs,

Sub: Media Release

A Media Release issued by the Company for allotment of 12 crore equity shares of Rs.10 each to the various promoter group companies upon exercise of the rights allotted to warrants issued to them is enclosed for your perusal and records.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

K. Sethuraman
Authorised Signatory

Encl: a/a

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg

Media Release

Reliance
Industries Limited

Mumbai, October 3, 2008

Reliance Industries Limited has informed the BSE and NSE that the Company, on October 3, 2008 has allotted 12 crore equity shares of Rs.10/- each to various promoter group companies, upon exercise of the rights attached to warrants issued to promoter group companies on April 12, 2007. These equity shares will be subject to lock in for a period of 3 years from the date of allotment of the warrants.

Consequent to the above allotment, the paid up equity capital of the company stands increased to Rs. 1573.79 crores comprising of 157,37,87,556 equity shares of Rs 10/- each fully paid up.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with a turnover of Rs. 1,39,269 crore (US$ 34.7 billion), cash profit of Rs. 25,205 crore (US$ 6.3 billion), net profit (excluding exceptional income) of Rs. 15,261 crore (US$ 3.8 billion) and net worth of Rs. 81,449 crore (US$ 20.3 billion) as of March 31, 2008.

RIL is the first private sector company from India to feature in the Fortune Global 500 list of 'World's Largest Corporations' and ranks 103rd amongst the world's Top 200 companies in terms of profits. RIL is amongst the 30 fastest climbers ranked by Fortune. RIL features in the Forbes Global list of the world's 400 best big companies and in the FT Global 500 list of the world's largest companies. RIL ranks amongst the 'Worlds 25 Most Innovative Companies' as per a list compiled by the US financial publication-Business Week in collaboration with the Boston Consulting Group.

Key Contact:
Manoj Warrier (Mumbai)
Neucom Consulting
Mobile: + 91 98214 14954
Email: manoj@neucomconsulting.com

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

Reliance
Industries Limited

October 3, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: 500325

Trading Symbol: "RELIANCE EQ"

Dear Sirs,

Sub: Media Release

We are pleased to inform you that Reliance Industries Limited ("the Company") has been adjudged winner of the prestigious "**Golden Peacock Award for Excellence in Corporate Governance 2008**".

A Media Release issued by the Company titled "Reliance wins Golden Peacock Global Award for Excellence in Corporate Governance 2008" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

K. Sethuraman
Authorised Signatory

Encl: a/a

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg

Media Release

Reliance
Industries Limited

Reliance wins Golden Peacock Global Award for Excellence in Corporate Governance 2008

Mumbai, 2nd October 2008: Reliance Industries Limited (RIL) has been adjudged winner of the prestigious "Golden Peacock Global Award for Excellence in Corporate Governance 2008" (GPGAECG-2008). The award was presented to RIL at the 9th International Conference on Corporate Governance held at London by Mr. Ola Ullsten, former Prime Minister of Sweden & Chairman of the Golden Peacock Global Award Jury.

The World Council for Corporate Governance, UK, confers the award annually, to companies who demonstrate benchmark standards and excellence in corporate governance. RIL received the award with an appreciation for its corporate governance practices, corporate social responsibility and sustainability reporting initiatives. RIL was adjudged the winner after stringent evaluation by the jury.

The Golden Peacock Global Awards Jury headed by Ola Ullsten, former Prime Minister of Sweden and included several eminent personalities like: Baronness Shreela Flather, Dr. Olivier Giscard d'Estaing, Founder & Managing Director INSEAD, James McHugh CBE, Former Chairman, British Gas, Dr. William E Halal, Professor of Science Technology & Innovation, The George Washington University, James McRitchie, Publisher Corporate Governance, Sacremento, California, Viviane de Beaufort, Professor of Law, Essec Business School Paris, France.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with a turnover of Rs. 1,39,269 crore (US$ 34.71 billion), cash profit of Rs. 25,205 crore (US$ 6.3 billion), net profit (excluding exceptional income) of Rs. 15,261 crore (US$ 3.8 billion) and net worth of Rs. 81,449 crore (US$ 20.3 billion) as of March 31, 2008.

RIL is the first private sector company from India to feature in the Fortune Global 500 list of 'World's Largest Corporations' and ranks 103rd amongst the world's Top 200 companies in terms of profits. RIL is amongst the 30 fastest climbers ranked by Fortune. RIL features in the Forbes Global list of the world's 400 best big companies and in the FT Global 500 list of the world's largest companies. RIL ranks amongst the 'Worlds 25 Most Innovative Companies' as per a list compiled by the US financial publication-Business Week in collaboration with the Boston Consulting Group.

Key Contacts:
Kirby Furtado
NeUCom Consulting (Mumbai)
Mobile: + 91 98216 74905
Email: kirby@neucomconsulting.com

Sharmili Vashani
Reliance Industries Limited (Mumbai)
Mobile: + 91 99875 11205
Email: sharmili.vashani@ril.com

END

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : media.enquiries@ril.com
Internet : www.ril.com